Points International to Present at Upcoming
Investor Conferences

TORONTO, August 24, 2017 – Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce, today announced that the Company will present at the following upcoming investor conferences:

•	Three Part Advisors Midwest IDEAS Investor Conference in Chicago, IL. The Points presentation is scheduled for Thursday, August 31, 2017 at 10:40 a.m. Eastern Time.

•	Liolios 6th Annual Gateway Conference in San Francisco, CA. The Points presentation is scheduled for Thursday, September 7, 2017 at 11:00 a.m. Pacific Time (2:00 p.m. Eastern Time).

Live webcasts, as well as the replays, of both presentations will be available on the Company’s investor relations website at investor.points.com.

About Points

Points, publicly traded as Points International Ltd. (TSX:PTS) (Nasdaq:PCOM), provides loyalty eCommerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. With a growing network of almost 60 global loyalty programs integrated into its unique Loyalty Commerce Platform, Points offers three core private or co-branded services: its Buy Gift & Transfer service retails loyalty points and miles directly to consumers; its Points Loyalty Wallet service offers any developer transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase program revenue from hotel and car bookings, and provides more opportunities for members to earn and redeem loyalty rewards more quickly. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points’ financial information, visit investor.points.com.

CONTACT:
Points Investor Relations
ICR
Garo Toomajanian
IR@points.com